

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 11, 2010

Ernest Elgin III
President and Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661

> **Re: Nephros, Inc.
> Registration Statement on Form S-1
> Amended December 24, 2009
> File No. 333-162781**

Dear Mr. Elgin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   It appears that the information in your "per unit" and "aggregate" columns is reversed. Please revise or advise.

2.   We note your reference to preferred stock in footnote (1). Please tell us the authority on which you rely to conclude that Rule 416 would deem the registration statement to cover securities of a class that differs from those

registered. See also Securities Act Rules Compliance & Disclosure Interpretations Section 613.01, available on the Commission's web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Prospectus Cover

3.   We note that you have removed the fixed price at which the securities will be sold. Please tell us when you intend to disclose the fixed price relative to (1) the date that you offer and sell the securities, (2) the date that the registration statement is declared effective, and (3) the date that you use the prospectus. Cite all authority on which you rely.

4.   Please provide the disclosure required by Regulation S-K Item 501(b)(8), including whether you are required to sell any specific number or dollar amount of securities, and the date the offering will end.

Some shares in this offering might have been offered…, page 18

5.   Please tell us why you do not address potential action by the Commission or other authorities.

6.   With a view toward disclosure, please provide us your analysis of the materiality of the risk that purchasers of your securities from Seaside 88, LP might also bring claims against you.

7.   Please tell us how you will reflect the potential liability in your financial statements.

Plan of Distribution, page 21

8.   For purposes of full disclosure and the liability provisions of the securities laws, including Section 11 of the Securities Act, please state clearly and directly in your prospectus whether you have any oral or written arrangements, understandings or commitments related to the purchase of the securities in this offering.

Executive Compensation, page 56

9.   Please update your executive compensation disclosure for the fiscal year ended December 31, 2009.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time for review of your responses to our comments before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Alexander M. Donaldson, Esq. - Wyrick Robbins Yates & Ponton LLP